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                                                                 EXHIBIT (a)(38)


TO: Participants in the ALLIED Group
    Employee Stock Ownership Plan

     On May 18, 1998, Nationwide Mutual Insurance Company ("Nationwide") announced a tender offer to purchase all outstanding shares of ALLIED Group, Inc. Common Stock, no par value (the "Common Stock") for a purchase price of $47 per share in cash, subject to certain terms and conditions (the "Offer"). Nationwide has subsequently increased its offering price for the Common Stock to $48.25 per share (the "Revised Offer"). The Board of Directors of ALLIED Group, Inc. ("ALLIED") has unanimously determined that the Revised Offer is fair to and in the best interests of the shareholders of ALLIED and has recommended that all ALLIED shareholders accept the Revised Offer and tender their shares pursuant to the Revised Offer.

     State Street Bank and Trust Company (the "Trustee") as trustee of the ALLIED Group Employee Stock Ownership Trust (the "ESOP") has previously provided you with a letter from us concerning the Offer. In that letter, we estimated (on the basis of certain assumptions and interpretations) that the stock portion of each tendering participant's ESOP account would triple in value, based on the Offer price and the additional allocation described in that letter.

     Based on an amendment adopted on June 1, 1998 by ALLIED, after consultation with outside counsel in light of the tender offer, the surplus proceeds available to the ESOP from tender of shares will be allocated as if they were an employer contribution rather than earnings of the ESOP. This change will not affect the total amount of the surplus proceeds nor will it affect, in the aggregate, the tripling of value of the stock accounts of the participants. However, individually, it will result in some participants receiving greater than triple the value while other participants will receive less than triple the value. ALLIED has addressed this issue as part of its weekly newsletters to employees. Further questions concerning the effect of the amendment on individual accounts should be directed to ALLIED.

     Nationwide continues to believe that each ESOP participant will realize a significant increase in their account value as a result of the Revised Offer, particularly in light of the increased offering price, and encourages all participants to instruct the Trustee to tender all applicable shares.

                                  Very truly yours,

                                  NATIONWIDE MUTUAL INSURANCE COMPANY
                                  NATIONWIDE GROUP ACQUISITION CORPORATION